Exhibit 22

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NXP Semiconductors N.V.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-172711 and No. 333-190472) and on Form F-3 (No. 333-176435) of NXP Semiconductors N.V. of our report dated February 28, 2014, with respect to the consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 20-F of NXP Semiconductors N.V.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

February 28, 2014